P.E. 2/20/02

02017051

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 04 2002
THOMSON
FINANCIAL

RECEIVED
FEB 22 2002
143

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2002
(February 20, 2002)

NDS Group plc
(Name of Registrant)

One London Road, Staines
Middlesex TW18 4EX, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

SEPS NY #411091 v.1

1 of 7
Exhibit Index begins on page 4

Annexed hereto as Exhibit A is a press release by NDS Group plc ("NDS"), dated February 20, 2002, announcing the resignation of Mr. Chase Carey from and the appointment of Mr. Lachlan Murdoch to the Board of Directors of NDS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDS GROUP PLC

Date: February 21, 2002

By: [signature]
Richard Medlock
Chief Financial Officer

EXHIBIT INDEX

Exhibit A

NDS
World Leader · World Vision

LACHLAN MURDOCH JOINS THE NDS BOARD OF DIRECTORS

New York, NY – February 20, 2002 - NDS Group plc, a News Corporation company and the leading provider of conditional access systems and interactive applications for digital TV, today announced that Mr Lachlan Murdoch is joining the NDS Board of Directors. Mr Murdoch is Chairman and Chief Executive of News Limited as well as Deputy Chief Operating Officer of News Corporation.

Mr Murdoch's appointment follows the recent departure of Mr Chase Carey, who resigned from News Corporation and stepped down from the board of NDS.

"I am very pleased to join the NDS board," said Mr Murdoch. "As a worldwide leader in the fast-growing digital television market, NDS is delivering a new generation of digital choice to cable and satellite viewers. I look forward to working closely with its directors as NDS continues to make the promise of interactive television a reality."

Mr Murdoch, 30, has been Chairman and Chief Executive of News Limited since 1997 and a Senior Executive Vice President of News Corporation since February 1999. Since 1999, he has overseen News Corporation's extensive publishing interests in the U.S. Mr Murdoch has been a News Corporation board member since 1996 and a member of the Office of the Chairman since 1999.

"I am thrilled to add Lachlan's skills and experience to the NDS board," said Dr Abe Peled, President and CEO, NDS Group plc. "The vision and business acumen Mr Murdoch has displayed as a leader of News Corporation will invigorate entrepreneurial spirit as we increase our customer base in Europe, Asia and Latin America and introduce interactive television to the U.S."

Commenting on Mr Carey's resignation from the board, Dr Peled said: "I would like to thank Chase for his support and commitment to NDS over the years. His support and counsel has been a key to NDS's success over the last four years and he will be sorely missed."

For the second quarter ending December 2001, NDS posted its highest-ever quarterly profits as revenues increased 5% to $81 million and subscribers grew by 1.6 million. This represents 11 straight quarters of consistent and increasing profitability and growth at the company.

About NDS

NDS Group plc (NASDAQ/NASDAQ Europe: NNDS) is committed to digital choice, providing open conditional access software and interactive systems for the secure delivery of entertainment and information to television set-top boxes and personal computers. The company also develops secure datacasting solutions for the distribution of data and multimedia. See www.nds.com for more information.

Cautionary Statement Concerning Forward-Looking Statements
The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS' filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

For further information:

Margot Field
Head of Public Relations
NDS Group plc
+44 (0)208 476 8158
mfield@ndsuk.com

Chani Garb
Account Supervisor
TSI Communications Worldwide
+1 212 320 2360
cgarb@golinharris.com